UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-03610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ARCONIC BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC SALARIED RETIREMENT SAVINGS PLAN

ARCONIC HOURLY NON-BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC FASTENER SYSTEMS AND RINGS RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ARCONIC INC.

390 Park Avenue, New York, NY 10022-4608

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Index

Page(s)

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Arconic Bargaining Retirement Savings Plan,

Arconic Salaried Retirement Savings Plan,

Arconic Hourly Non-Bargaining Retirement Savings Plan, and

Arconic Fastener Systems and Rings Retirement Savings Plan

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2016	2

Statement of Individual Plan Net Assets Available for Benefits
December 31, 2015	3

Statement of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2016	4

Notes to Financial Statements
December 31, 2016 and 2015	5–17

Supplemental Schedules

Arconic Bargaining Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016	18

Arconic Salaried Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016	19

Arconic Hourly Non-Bargaining Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016	20

Arconic Fastener Systems and Rings Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016	21

Signatures	22

Consent of Independent Registered Public Accounting Firm	23

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable

Report of Independent Registered Public Accounting Firm

To the Administrator of

Arconic Bargaining Retirement Savings Plan,

Arconic Salaried Retirement Savings Plan,

Arconic Hourly Non-Bargaining Retirement Savings Plan, and

Arconic Fastener Systems and Rings Retirement Savings Plan

In our opinion, the accompanying statements of individual plan net assets available for benefits and the related statement of changes in individual plan net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Arconic Bargaining Retirement Savings Plan, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, and the Arconic Fastener Systems and Rings Retirement Savings Plan (each referred to as a “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Arconic Bargaining Retirement Savings Plan, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, and the Arconic Fastener Systems and Rings Retirement Savings Plan as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Arconic Bargaining Retirement Savings Plan, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, and the Arconic Fastener Systems and Rings Retirement Savings Plan are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 27, 2017

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statement of Individual Plan Net Assets Available for Benefits

December 31, 2016

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	Total
Assets
Plan's value of interest in Arconic Retirement Savings
Plan Master Trust at fair value
Arconic Stock Fund	$31,034,555	$63,376,358	$14,114,795	$15,312,973	$123,838,681
Alcoa Corporation Stock Fund	14,553,102	28,948,843	6,519,922	7,160,741	57,182,608
Other investments	319,816,443	977,195,742	225,615,509	211,179,923	1,733,807,617

Total investments at fair value in Arconic Retirement Savings Plan Master Trust	365,404,100	1,069,520,943	246,250,226	233,653,637	1,914,828,906
Investment contracts at contract value	87,873,109	196,292,563	46,574,908	70,059,908	400,800,488

Total value of interest in Arconic Retirement Savings Plan Master Trust (Note 3)	453,277,209	1,265,813,506	292,825,134	303,713,545	2,315,629,394
Other investments at fair value	17,546,407	53,005,643	1,621,628	4,918,905	77,092,583
Notes receivable from participants	18,231,385	13,252,047	14,003,559	12,400,978	57,887,969
Participant contribution receivable	411,078	154,564	464,618	579,625	1,609,885
Employer contribution receivable	237,308	230,691	385,174	286,500	1,139,673

Net assets available for benefits	$489,703,387	$1,332,456,451	$309,300,113	$321,899,553	$2,453,359,504

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statement of Individual Plan Net Assets Available for Benefits

December 31, 2015

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	Total
Assets
Plan’s value of interest in Alcoa Retirement Savings
Plan Master Trust at fair value
Alcoa Stock Fund	$102,849,894	$156,140,154	$25,928,485	$26,573,004	$311,491,537
Other investments	543,688,133	1,361,705,958	220,147,189	159,359,623	2,284,900,903

Total investments at fair value in Alcoa Retirement Savings Plan Master Trust	646,538,027	1,517,846,112	246,075,674	185,932,627	2,596,392,440
Investment contracts at contract value	167,380,372	336,192,007	55,892,893	66,222,219	625,687,491

Total value of interest in Alcoa Retirement Savings Plan Master Trust (Note 3)	813,918,399	1,854,038,119	301,968,567	252,154,846	3,222,079,931
Other investments at fair value	25,950,297	74,355,624	2,758,918	4,317,695	107,382,534
Notes receivable from participants	30,154,244	18,328,249	13,409,767	10,862,613	72,754,873
Participant contribution receivable	675,015	39,976	325,567	420,925	1,461,483
Employer contribution receivable	357,877	143,845	183,942	251,272	936,936

Net assets available for benefits	$871,055,832	$1,946,905,813	$318,646,761	$268,007,351	$3,404,615,757

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Statement of Changes in Individual Plan Net Assets Available for Benefits

Year Ended December 31, 2016

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	AFSR Plan	Total
Additions
Contributions
Arconic Stock Fund
Participant	$450,983	$371,465	$175,471	$183,983	$1,181,902
Employer	181,978	302,623	128,222	80,477	693,300
Alcoa Inc. Stock Fund
Participant	3,117,143	2,969,888	776,312	1,009,673	7,873,016
Employer	1,147,025	2,245,946	544,005	406,379	4,343,355
Other investments
Participant	36,374,785	46,893,529	18,228,429	18,069,114	119,565,857
Employer	15,695,025	34,837,739	13,616,175	9,083,625	73,232,564

	56,966,939	87,621,190	33,468,614	28,833,251	206,889,994

Plan interest in Arconic Retirement Savings Plan Master Trust investment income (loss)
Arconic Stock Fund	(4,288,805)	(8,864,032)	(1,923,546)	(2,084,560)	(17,160,943)
Alcoa Inc. Stock Fund	1,621,564	3,009,060	(392,482)	(343,133)	3,895,009
Alcoa Corporation Stock Fund	3,959,662	8,256,769	1,763,505	1,923,564	15,903,500
Other investments	37,050,412	97,891,602	17,404,519	16,179,295	168,525,828

Total Plan interest in Arconic Retirement Savings Plan Master Trust investment income (loss)	38,342,833	100,293,399	16,851,996	15,675,166	171,163,394
Other investment income	1,264,694	5,320,775	43,284	287,031	6,915,784

Total additions	96,574,466	193,235,364	50,363,894	44,795,448	384,969,172
Deductions
Benefit payments to participants	(102,648,051)	(229,110,026)	(33,305,963)	(28,261,095)	(393,325,135)

Net increase (decrease) prior to Plan transfers	(6,073,585)	(35,874,662)	17,057,931	16,534,353	(8,355,963)
Plan transfers
Transfer from Firth Rixson, Inc. Employee Savings Plan	—	2,274,206	1,289,658	36,873,851	40,437,715
Transfer to Alcoa Corporation Employee Savings Plans	(374,983,667)	(580,086,974)	(28,267,364)	—	(983,338,005)
Transfers between plans, net	(295,193)	(761,932)	573,127	483,998	—

Net increase (decrease)	(381,352,445)	(614,449,362)	(9,346,648)	53,892,202	(951,256,253)
Net assets available for benefits
Beginning of year	871,055,832	1,946,905,813	318,646,761	268,007,351	3,404,615,757

End of year	$489,703,387	$1,332,456,451	$309,300,113	$321,899,553	$2,453,359,504

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of Plans

General

The Arconic Bargaining Retirement Savings Plan (“Bargaining Plan”), Arconic Salaried Retirement Savings Plan (“Salaried Plan”), Arconic Hourly Non-Bargaining Retirement Savings Plan (“Hourly Non-Bargaining Plan”), and Arconic Fastener Systems and Rings Retirement Savings Plan (“AFSR Plan”) (collectively, the “Plans”) are defined contribution savings plans maintained pursuant to a master trust agreement (the “Master Trust”) between Arconic Inc. (“Arconic” or the “Company”) and the trustee, The Bank of New York Mellon (“Trustee”). In general, the Plans provide various investment options for amounts withheld from employees’ salaries and for company contributions. Plan documents are available to participants upon request.

On September 29, 2016, the Alcoa Inc. Board of Directors approved the separation of Alcoa Inc. into two independent publicly traded companies. On November 1, 2016, the separation transaction was completed and became effective. Alcoa Inc. was renamed Arconic Inc., and the company spun off was named Alcoa Corporation.

In anticipation of the separation of Alcoa Inc., Alcoa USA Corp., a subsidiary of newly formed Alcoa Corporation both before and after the separation established the Retirement Savings Plan for Hourly Employees of Alcoa USA Corp. and the Retirement Savings Plan for Salaried Employees of Alcoa USA Corp (collectively, the “Alcoa USA Corp. Plans”). The Alcoa USA Corp. Plans were effective August 1, 2016. The accounts attributable to all participants who were employees or former employees assigned to Alcoa Corporation were transferred to the Alcoa USA Corp. Plans, and such individuals ceased to be participants in the Plans. On August 1, 2016, net assets of $983,338,005 were transferred to the Alcoa USA Corp. Plans, of which $374,983,667 were transferred from the Bargaining Plan, $580,086,974 were transferred from the Salaried Plan and $28,267,364 were transferred from the Hourly Non-Bargaining Plan.

In addition, in anticipation of the separation of Alcoa Inc., the Alcoa Retirement Savings Plan for Bargaining Employees was renamed the Arconic Bargaining Retirement Savings Plan, the Alcoa Retirement Savings Plan for Salaried Employees was renamed the Arconic Salaried Retirement Savings Plan, the Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees was renamed the Arconic Hourly Non-Bargaining Retirement Savings Plan, and the Alcoa Retirement Savings Plan for Fastener Systems Employees was renamed the Arconic Fastener Systems and Rings Retirement Savings Plan, effective August 1, 2016.

Prior to the separation of Alcoa Inc., one of the Plans’ investment options was the Alcoa Stock Fund, which primarily invested in Alcoa Inc. common stock. Upon separation on November 1, 2016, the Alcoa Inc. Stock Fund was renamed the Arconic Stock Fund, and the Alcoa Corporation Stock Fund (a non-employer stock fund holding Alcoa Corporation common stock), was established. On November 1, 2016, each shareholder of record of Alcoa Inc. common stock as of the close of business on October 20, 2016 received one share of Alcoa Corporation common stock for every three shares of Alcoa Inc. common stock owned. The Alcoa Corporation Stock Fund was frozen to new investments, other than the reinvestment of Alcoa Corporation dividends, if any. The Alcoa Corporation Stock Fund will be terminated as an investment option under the Plans approximately one year after November 1, 2016. Any funds remaining in the Alcoa Corporation Stock Fund at the liquidation date will be credited to participant accounts in the applicable BlackRock LifePath Fund, which are the Plans’ Qualified Default Investment Alternative Funds.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Bargaining Plan is only available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is immediately vested in company contributions, which are therefore nonforfeitable.

Employee Contributions

Eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre-tax, not to exceed the IRS limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Effective March 1, 2015, eligible employees in the Arconic Bargaining Retirement Savings Plan may defer as pre-tax savings and/or pre-tax catch-up contributions, a maximum of 50% of amounts earned under the applicable pay for performance plan (2015 or later plans only) in increments of 10% and subject to the maximums allowable by the Code and Department of Treasury regulations.

Negotiated deferrals, as defined in the Bargaining Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $6,000, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

The Plans also accept rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans to the extent the rollover is permitted under Section 402(c) of the Internal Revenue Code. An eligible employee’s rollover contribution is credited to his or her account and thereafter treated like the participant’s pre-tax savings with respect to withdrawals, loans, and investment options under the Plans. The Plans do not accept rollover contributions from Roth individual retirement accounts.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

Employer Contributions

For the Hourly Non-Bargaining Plan and AFSR Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants’ eligible compensation. For the Salaried Plan, participating locations must make a marching employer contribution up to 6% of the participants’ eligible compensation. The employer match for contributions to the Bargaining Plan is based upon the various collective bargaining agreements. The Company does not match negotiated deferral contributions under the Bargaining Plan.

The employer match for the Plans is contributed in the same manner as the participant’s other investment elections. If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant’s year of birth.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 and certain bargained employees hired or rehired as of specified dates negotiated with the unions will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation per pay period. These employer contributions are allocated to the participants’ accounts in the same percentages as the participants’ other investment elections.

Certain eligible employees in the Bargaining Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant’s year of birth but may be transferred by the participant from the default fund to any eligible fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable From Participants

Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions and retiree medical savings contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant’s account balance or $50,000. Loans are collateralized by a portion of the participant’s account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2016 and 2015. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

Payment of Benefits

While actively employed, participants have access to account funds through loans, non-hardship withdrawals of after-tax and rollover contributions, hardship withdrawals of pre-tax contributions and withdrawals for participants over age 59 1⁄2.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

On termination of service due to death, disability or retirement, participants with an account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution upon the later of December 31, 2015, or when the participant attains age 69. Notwithstanding the forgoing, if a participant attains age 70 prior to December 31, 2015, such distribution shall be made when the participant attains age 70.

Risks and Uncertainties

The Plans invest in investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits and Statement of Changes in Individual Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are reported at contract value. Contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Arconic Retirement Savings Plan Master Trust investment income (loss) and other investment gains and losses includes the Plans’ unrealized and realized gains and losses on investments.

Payments of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.

Administrative Expenses

The Fixed Income Fund, Arconic Stock Fund, and Alcoa Corporation Stock Fund investment management fees are paid by the Plans from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund’s net assets. For the Arconic Stock Fund and Alcoa Corporation Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Many funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value (“NAV”). Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

Participants in all funds (excluding those included in the self-directed brokerage account) are subject to an administrative expense fee, which is used to pay the expenses of the Plans such as trustee, recordkeeping, audit, consulting, and other administrative expenses. This fee is charged on a daily basis and is reflected in the price at which participants transact. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses. The 2016 administrative expenses were $910,003 for the Salaried Plan, $383,916 for the Bargaining Plan, $168,049 for the Hourly Non-Bargaining Plan, and $180,889 for the Fastener Systems Plan.

The fees described above are included within Plan Interest in Arconic Retirement Savings Plan Master Trust investment income (loss).

Recently Adopted Accounting Guidance

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but will continue to provide certain disclosures that help users understand the nature and risks of

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

fully benefit-responsive investment contracts. Upon adoption, contract value will be the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plans adopted Parts I and II of ASU 2015-12 on January 1, 2015, and the presentation of the financial statements and notes herein reflect such adoption. Part III is not applicable to the Plan.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under the amendments in this ASU, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient are no longer categorized in the fair value hierarchy. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plans adopted the ASU on January 1, 2015, and the presentation of the financial statements and notes herein reflect such adoption.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 explicitly requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Currently, there is no guidance in US GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The ASU is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Plans adopted ASU 2014-15 on January 1, 2016 and its adoption did not have an impact to the Plans’ financial statements.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

3.	Master Trust

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections. At December 31, Master Trust net assets were comprised of the following:

	2016	2015
Master trust net assets
Investments at fair value
Arconic Stock Fund (includes $4,023,960 of	$123,838,681	$—
investments in a common collective trust)
Alcoa Corporation Stock Fund (includes $737,622 of	57,182,608	—
investments in a common collective trust)
Alcoa Inc. Stock Fund (includes $8,754,449	—	311,491,537
of investments in a common collective trust)
Shares of Registered Investment Companies	1,250,039,272	1,761,599,198
Other Investments	483,768,345	523,301,705

Total investments at fair value in Arconic
Retirement Savings Plan Master Trust	1,914,828,906	2,596,392,440
Investment contracts at contract value	400,800,488	625,687,491

Total value of interest in Arconic Retirement
Savings Plan Master Trust	$2,315,629,394	$3,222,079,931

The following table lists the ownership percentages of the Plans in the Master Trust net assets as of December 31:

	2016	2015
Percent ownership of the Plans in Savings Plan Master Trust
Bargaining Plan	19.58%	25.26%
Salaried Plan	54.66	57.54
Hourly Non-Bargaining Plan	12.65	9.37
AFSR Plan	13.11	7.83

	100.00%	100.00%

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

For the year ended December 31, 2016, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Net investment gain (loss) from Master Trust investments
Investment gain (loss)
Arconic Stock Fund (includes $4,676 gain from common collective trusts)	$(17,749,188)
Alcoa Inc. Stock Fund (includes $30,344 gain from common collective trusts)	1,451,850
Alcoa Corporation Stock Fund (includes $1,330 gain from common collective trusts)	15,903,500
Shares of Registered Investment Companies	100,578,931
Commingled trusts	30,355,122

130,540,215
Interest	11,479,644
Registered Investment Companies dividends	26,112,131
Arconic stock dividends	588,245
Alcoa Inc. stock dividends	2,443,159

Net investment gain from Arconic Retirement Savings Plan Master Trust investments	$171,163,394

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans.

Net investment gain from other investments outside of Master Trust
Net investment gain	$5,358,904
Interest	76,773
Dividends & capital gains	1,480,107

Net investment gain from other investments outside of Master Trust	$6,915,784

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

4.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2016 and 2015.

Cash and Cash Equivalents

Valued at cost which approximates fair value.

Fixed Income Securities

Valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities

Valued at the closing price reported on the active market on which the individual securities are traded.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

Mutual Funds

Valued at the daily closing price as reported by the fund.

Commingled Trusts

Valued at the NAV of shares held by the Plans at year end. These funds are not publically listed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no unfunded commitments with respect to commingled trusts. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the trustee’s discretion, to the extent that it is determined such actions would disrupt management of the fund.

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset value (a)	Total
Fair Value Measurements at end of year
Assets in Arconic Retirement Savings Plan Master Trust
Equity securities (Arconic and Alcoa Corp. common stock)	$175,163,961	$—	$—	$—	$175,163,961
Mutual funds	1,250,039,272	—	—	—	1,250,039,272
Commingled trusts	—	—	—	489,625,673	489,625,673

Total of assets in Arconic Retirement Savings Plan Master Trust	1,425,203,233	—	—	489,625,673	1,914,828,906
Assets outside Arconic Retirement Savings Plan Master Trust	76,290,266	802,317	—	—	77,092,583

Fair value of plan assets	$1,501,493,499	$802,317	$—	$489,625,673	$1,991,921,489

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Assets Measured at Net Asset value (a)	Total
Fair Value Measurements at end of year
Assets in Alcoa Retirement Savings Plan Master Trust
Equity securities (Alcoa Inc. common stock)	$302,689,792	$—	$—	$—	$302,689,792
Mutual funds	1,761,599,198	—	—	—	1,761,599,198
Commingled trusts	—	—	—	532,103,450	532,103,450

Total of assets in Alcoa Retirement Savings Plan Master Trust	2,064,288,990	—	—	532,103,450	2,596,392,440
Assets outside Alcoa Retirement
Savings Plan Master Trust	105,927,171	1,455,363	—	—	107,382,534

Fair value of plan assets	$2,170,216,161	$1,455,363	$—	$532,103,450	$2,703,774,974

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

5.	Investment Contracts

The Plans hold a portfolio of investment contracts, all of which are synthetic. The Investment Contracts are held in the Fixed Income Fund (the “Fund”) and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal by providing a guarantee that the crediting rate will not fall below 0%.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund’s current market value at the Fund’s current yield to maturity for a period equal to the Fund’s duration. The crediting rate is the discount rate that equates estimated future market value with the Fund’s current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans’ assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans’ administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the contract issuers (banks or insurance companies) to terminate the agreement. However, the banks or insurance companies would be required to grant the Fund a right to amortize any market to book differential over an agreed upon period of time.

6.	Related-Party Transactions

The Plans own shares of common stock of Arconic Inc. through the investment in the Arconic Inc. Stock Fund and formerly owned the common stock of Alcoa Inc. through investment in the Alcoa Inc. Stock Fund, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. From November 1, 2016 to December 31, 2016, purchases and sales of shares of common stock in Arconic Inc. Stock Fund were $0 and $1,158,886, respectively. During 2016, purchases and sales of shares of common stock in the Alcoa Inc. Stock Fund were $13,695,823 and $124,898,016, respectively. Dividends earned on Arconic Inc. common stock during 2016 were $588,245 and on Alcoa Inc. common stock were $2,443,159. As of December 31, 2016 the Plans owned 6,463,679 shares of Arconic Inc. common stock. As of December 31, 2015, the Plans owned 30,535,660 shares of Alcoa Inc. common stock (10,178,533 shares adjusted for the 1 for 3 reverse stock split effective October 5, 2016).

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.

Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies

Notes to Financial Statements

December 31, 2016 and 2015

7.	Plan Transfers

In January 2016, assets of $40,437,715 from the Firth Rixson, Inc. Employee Savings Plan were transferred to the Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies. Of the amount transferred, the Fasteners Systems Plan received $36,873,851, the Salaried Plan received $2,274,206, and the Hourly Non-Bargaining Plan received $1,289,658.

8.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letters dated April 28, 2017 for the Bargaining Plan, Salaried Plan and the Hourly Non-Bargaining Plan and a letter dated May 17, 2017 for the AFSR Plan, that the Plans are qualified and the trust established under the Plans is tax exempt under the appropriate sections of the Code. These plans have been amended since receiving the determination letters. However, the Plans’ administrator and the Plans’ tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

US GAAP require the Plans’ management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans’ administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans’ administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

9.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 27, 2017, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures, other than that which is noted below.

Effective January 1, 2017, the Arconic Retirement Savings Plan for ATEP Bargaining Employees was formed for participants in various collective bargaining agreements by RTI International Metals, Inc.

In January 2017, assets of $127,000,000 from the RTI Employee Savings and Investment Plan, the RTI International Metals, Inc. Employee Savings and Investment Plan, and the RTI Bargaining Unit Employee Savings and Investment Plan were transferred to the Employees’ Retirement Savings Plans of Arconic Inc. and Subsidiary Companies. Of the amount transferred, the Non-Bargaining Plan received $53,700,000, the Salaried Plan received $50,500,000, and the Arconic Retirement Savings Plan for ATEP Bargaining Employees received $22,800,000.

Effective July 1, 2017, the administrative expense fee charged daily will no longer apply. A new monthly fee will be charged to all participants, including those who have all funds in the self-directed brokerage window. A new additional monthly account maintenance fee will apply if any investments are through the brokerage window.

Arconic Bargaining Retirement Savings Plan

EIN #25-0317820, Plan 008

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Bargaining Retirement Savings Plan	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$453,277,209

	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	18,231,385

	Various	Schwab self-directed brokerage account	**	17,546,407

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Bargaining Retirement Savings Plan

EIN #25-0317820, Plan 007

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Salaried Retirement Savings Plan	Arconic Retirement Savings Plan Master Trust	Investment in Alcoa Retirement Savings Plan Master Trust	**	$1,265,813,506

	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	13,252,047

	Various	Schwab self-directed brokerage account	**	53,005,643

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Bargaining Retirement Savings Plan

EIN #25-0317820, Plan 017

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Hourly Non-Bargaining Retirement Savings Plan	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$292,825,134

	Participant loans	Interest rates range from 4.25% to 10.00%; loans due at various maturity dates from less than one year to 25 years	**	14,003,559

	Various	Schwab self-directed brokerage account	**	1,621,628

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

Arconic Bargaining Retirement Savings Plan

EIN #25-1538236, Plan 011

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2016

Plan	(a) Identity of Issuer	(c) Description of Investment	(c) Cost	(d) Current Value
Arconic Fastener Systems and Rings Retirement Savings Plan	Arconic Retirement Savings Plan Master Trust	Investment in Arconic Retirement Savings Plan Master Trust	**	$303,713,545

	Participant loans	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	12,400,978

	Various	Schwab self-directed brokerage account	**	4,918,905

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Arconic Bargaining Retirement Savings, Arconic Salaried Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, and Arconic Fastener Systems and Rings Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCONIC BARGAINING RETIREMENT SAVINGS PLAN

ARCONIC SALARIED RETIREMENT SAVINGS PLAN

ARCONIC NON-BARGAINING HOURLY

RETIREMENT SAVINGS PLAN

ARCONIC FASTENER SYSTEMS AND RINGS

RETIREMENT SAVINGS PLAN

By:	/s/ Ken Giacobbe
Ken Giacobbe
Benefits Management Committee Member

By:	/s/ Peter Hong
Peter Hong
Benefits Management Committee Member

By:	/s/ Vasantha Nair
Vasantha Nair
Benefits Management Committee Member

June 27, 2017

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-106411, 333-32516, 333-128445, 333-146330, 333-153369, 333-155668, 333-168428, 333-170801, 333-182899 and 333-209772) of Arconic Inc. of our report dated June 27, 2017 relating to the financial statements of the Arconic Salaried Retirement Savings Plan, Arconic Bargaining Retirement Savings Plan, Arconic Hourly Non-Bargaining Retirement Savings Plan, and the Arconic Fastener Systems and Rings Retirement Savings Plan which appear in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 27, 2017